Consent of Independent Registered Public Accounting Firm

Plan Administrator of the

CoBiz Employees 401(k) Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-91458) on Form S-8 of CoBiz Financial, Inc. of our report dated June 26, 2013, with respect to the statements of net assets available for benefits – modified cash basis of CoBiz Employees 401(k) Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits – modified cash basis for the years ended December 31, 2012 and 2011, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the CoBiz Employees 401(k) Plan.

EKS&H LLLP

June 26, 2013

Denver, Colorado